Exhibit 99.1

ATTUNITY LTD. ANNOUNCES CLOSING OF OPTION
RELATING TO PUBLIC OFFERING OF ORDINARY SHARES

Burlington, MA – December 21, 2017 – Attunity Ltd. (NASDAQ CM: ATTU), a leading provider of data integration and Big Data management software solutions, announced today that it has closed the sale of an additional 444,450 ordinary shares at a public offering price of $6.75 per share (less commissions and discounts). The additional shares were sold pursuant to the exercise of an option granted to the underwriters of Attunity’s previously announced public offering, which closed on December 8, 2017. The net proceeds to Attunity from the exercise of the option were approximately $2.8 million after underwriting commissions and discounts and other estimated offering expenses, bringing the total net proceeds to Attunity from the offering to approximately $21.4 million.

William Blair, Needham & Company and Roth Capital Partners acted as joint bookrunners for the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The prospectus supplement and accompanying base prospectus relating to this offering have been filed with the Securities and Exchange Commission (SEC) and copies may be obtained from William Blair & Company, L.L.C., 150 North Riverside Plaza, Chicago, Illinois 60606, Attention: Prospectus Department, by telephone at (800) 621-0687, or by email  at prospectus@williamblair.com; Needham & Company, LLC, Attention: Syndicate Prospectus Department, 445 Park Avenue, 4th Floor, New York, New York 10022, or by telephone at 1-800-903-4696, or by email at prospectus@needhamco.com; or Roth Capital Partners, LLC, 888 San Clemente, Newport Beach, CA 92660, (800) 678-9147; or by accessing the SEC’s website, www.sec.gov.

About Attunity Ltd.

Attunity is a leading provider of data integration and Big Data management software solutions that enable availability, delivery, and management of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication and distribution, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics, and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and Hewlett Packard Enterprise. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners.

###

© Attunity 2017. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

For more information, please contact:

Todd Fromer / Allison Soss
KCSA Strategic Communications
P: +1-212-682-6300
tfromer@kcsa.com / asoss@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972-9-899-3000
dror.elkayam@attunity.com